

SECURIT ... SSION

05042031

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APR 7 2005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BPU Investment Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 PPG Place, Suite 500
(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. Berkowitz (412) 288-9150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally, Lally & Co. LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Dr. Suite 800	Pittsburgh	PA	15237
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2005
THOMSON FINANCIAL


SEC MAIL
RECEIVED
FEB 22 2005
WASH. D.C.
152
SECTION

PRO
APR
THOMS
FINANCIA

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William R. Berkowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BPU Investment Group, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Kimberly A. Milburn, Notary Public
City Of Greensburg, Westmoreland County
My Commission Expires Sept. 29, 2007
Member, Pennsylvania Association Of Notaries

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors, Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BPU INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004

CONTENTS





Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

BPU Investment Group, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **BPU Investment Group, Inc.** (the Company) as of December 31, 2004, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **BPU Investment Group, Inc.** at December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lally, Lally & Co. LLC

Janaury 19, 2005

BPU INVESTMENT GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$ 82,475
Securities Owned - At Market Value	17,335
Receivable From Broker-Dealers and Clearing Organization	260,277
Prepaids and Other Assets	52,427
Furniture, Equipment, and Leasehold Improvements - At Cost, Less Accumulated Depreciation of Approximately $182,600	59,941
Cash Value of Life Insurance	983,956
Total Assets	$ 1,456,411

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts Payable, Accrued Expenses, and Other Liabilities	$ 123,310
Revolving Credit Line	175,000
Total Liabilities	298,310

Stockholders' Equity

Common Stock - Par Value $1 Per Share; 100,000 Shares Authorized; 65,000 Shares Issued and Outstanding	65,000
Retained Earnings	1,093,101
Total Stockholders' Equity	1,158,101
Total Liabilities and Stockholders' Equity	$ 1,456,411

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES	
Net Dealer Inventory and Investment Gains	$ 1,613,559
Management Fee Income	1,175,167
Commissions and Fees	894,216
Private Placement Income	303,388
Interest	62,577
Other Revenues and Gains	26,576
Total Revenues	4,075,483
EXPENSES	
Employee Compensation and Benefits	2,348,123
Other	428,744
Communications	237,643
Occupancy and Equipment Rentals	169,219
Commissions and Clearing Charges to Other Brokers	179,937
Interest	10,097
Total Expenses	3,373,763
Net Income	$ 701,720

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings
Balance - Beginning	$ 65,000	$ 965,403
Stockholder Dividends	0	(574,022)
Net Income	0	701,720
Balance - Ending	$ 65,000	$ 1,093,101

The accompanying notes are an integral part of these financial statements.

BPU INVESTMENT GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

OPERATING ACTIVITIES	
Net Income	$ 701,720
Noncash Items Included in Net Income	
Depreciation	18,409
Increase in Cash Value of Life Insurance	(53,407)
Unrealized Loss on Securities	230
Changes In	
Receivable From Broker-Dealers and Clearing Organizations	(134,991)
Prepaids and Other Assets	(16,348)
Accounts Payable, Accrued Expenses, and Other Liabilities	(3,287)
Net Cash and Cash Equivalents From Operating Activities	512,326
INVESTING ACTIVITIES	
Property and Equipment Acquired	(15,798)
Premiums Paid on Whole-Life Insurance Policies	(62,102)
Net Cash and Cash Equivalents From Investing Activities	(77,900)
FINANCING ACTIVITIES	
Principal Payments on Long-Term Debt	(10,923)
Net Repayment of Revolving Credit Line	(5,000)
Dividends Paid	(574,022)
Net Cash and Cash Equivalents From Financing Activities	(589,945)
Net Decrease in Cash and Cash Equivalents	(155,519)
Cash and Cash Equivalents - Beginning	237,994
Cash and Cash Equivalents - Ending	$ 82,475

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash Paid for Interest	$ 10,097

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION

BPU Investment Group, Inc. was incorporated in September 1985, and was organized under the laws of the Commonwealth of Pennsylvania. The Company operates as a securities broker-dealer, registered with the National Association of Security Dealers, Inc. and is also a federally registered investment advisor.

The Company is headquartered in Pittsburgh, Pennsylvania and maintains branches in Greensburg, Pennsylvania, and New Albany, Ohio. The Company executes principal (proprietary) and agency (customer) securities transactions, performs private placement merger and acquisition services, and manages investment portfolios.

A significant portion of the Company's business is conducted with a fraternal organization located in Chicago, Illinois. In 2004, revenues generated with that group amounted to approximately 10% of total revenues.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The financial statements of BPU Investment Group, Inc. are presented on the accrual basis of accounting and are prepared in conformity with U.S. generally accepted accounting principles. In order to facilitate the understanding of the data included in the financial statements, summarized below are the more significant accounting policies.

Securities Transactions

The Company clears securities transactions through First Clearing, LLC, a member of the New York Stock Exchange, Inc. and NASDAQ, on a fully disclosed basis. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. As such, the Company operates under the (k)(2)(ii) exemptive provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

Securities transactions, together with related commission revenues and expenses, are recorded on a trade date basis.

Cash and Cash Equivalents

The Company maintains balances on deposit with financial institutions and its clearing broker. Those organizations are located in Pennsylvania and Massachusetts (financial institutions) and Virginia (clearing broker). The accounts maintained at financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000. The cash accounts maintained at the clearing broker are insured by the Securities Investor Protection Corporation up to $100,000. At certain times during the year, the Company's cash balances may exceed those limits. The Company has not experienced any losses associated with those accounts.

For purposes of the statement of cash flows, the Company includes amounts on deposit with banks and amounts invested in money market instruments with other financial institutions as cash and cash equivalents.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities Owned

Securities are carried at market value. Investments in securities traded on a national securities exchange or listed on NASDAQ are valued at the last reported sales price on the primary securities exchange on which securities have traded on the last business day of the year. The resulting difference between cost and market is included in income.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives ranging from five to thirty-nine years. Depreciation expense for the year ended December 31, 2004, amounted to approximately $18,400.

Income Taxes

The Company has elected S corporation status for federal and state income tax purposes effective January 1, 2003. Earnings and losses after that date are included in the personal income tax returns of the stockholders and taxed depending on their personal tax strategies. Accordingly, the Company's financial statements do not include a provision for income taxes. Upon electing S corporation status, a deferred federal built-in gains tax liability was recognized for the tax on the differences between the basis for financial and income tax reporting of assets existing at the time of electing S corporation status and which management expects to dispose of within ten years.

NOTE 3 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATION

Amounts receivable from broker-dealers and clearing organization at December 31, 2004, consisted of the following:

Deposits with Clearing Organization	$ 100,097
Fees and Commissions Receivable	160,180
	$ 260,277

The Company clears its transactions on a fully disclosed basis through First Clearing, LLC. The amounts receivable from the clearing organization relate to amounts due from First Clearing, LLC.

NOTE 4 – LIFE INSURANCE

The Company is the owner and beneficiary of various term and whole-life insurance policies on the lives of its stockholders. At December 31, 2004, the policies had total face values of approximately $12.4 million ($9 million – term policies and $3.4 million – whole-life policies).

NOTE 5 – EMPLOYEE BENEFIT AND DEFERRED COMPENSATION PLANS

The Company sponsors a profit sharing plan under Section 401(k) of the Internal Revenue Code benefiting substantially all employees. Employees are eligible to participate as of the date of their employment. A contribution to the plan totaling approximately $48,000 was incurred by the Company for the year.

The Company also sponsors a cafeteria plan under Section 125 of the Internal Revenue Code. The plan provides health care benefits for full time employees. Pretax salary reductions from employees are contributed to the plan.

NOTE 6 – REVOLVING CREDIT LINE

Under the terms of a revolving credit agreement with a bank, the Company may borrow up to $300,000. Principal borrowings on the line are payable on demand and interest on advances is payable monthly at the prime rate plus .5% (5.75% at December 31, 2004). The line is collateralized with principally all assets of the Company and calls for stockholder guarantees. The credit line agreement also calls for periodic renewals.

NOTE 7 – INCOME TAXES

As discussed in Note 2, the Company changed its tax status from taxable to nontaxable effective January 1, 2003. Accordingly, the Company has recognized a deferred federal built-in gains tax liability for the tax on the difference between the basis for financial and income tax reporting of certain assets expected to be disposed of within ten years of electing S corporation status. The federal built-in gains tax liability of approximately $20,800 is reflected under the caption "other liabilities" in the accompanying statement of financial condition.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases office space, vehicles, and equipment under several short-term and long-term agreements that expire in various years through 2007. Certain of the leases call for renewal options. The leases are classified as operating leases. The leases call for monthly base rents of approximately $13,600 at December 31, 2004. Certain of the office space leases contain provisions for additional rents for real estate tax increases and building operating costs based on the Company's pro rata share of building occupancy. For the year ended December 31, 2004, rent expense under the leases was approximately $169,200.

NOTE 8 – COMMITMENTS AND CONTINGENCIES (CONTINUED)

Minimum future rental payments under non-cancelable operating leases having remaining lease terms in excess of one year as of December 31, 2004, for each of the next three years are:

Year Ending December 31,	
2005	$ 153,500
2006	83,600
2007	5,600
	$ 242,700

Affiliation Agreement

The Company has an affiliation agreement to provide broker-dealer services to a third-party organization. Under the terms of the agreement, the Company compensates this affiliate at certain agreed-upon rates for revenues earned on services generated by the affiliate. The agreement has no expiration date and can be terminated by either party with a sixty day written notice. During 2004, approximately 2% of the Company's revenues were earned under this agreement.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the net capital rule adopted by the Securities and Exchange Commission and administered by the National Association of Securities Dealers, Inc. This rule requires that the Company's "aggregate indebtedness" as defined not exceed fifteen times its "net capital" as defined. The National Association of Securities Dealers, Inc. may require a broker-dealer to reduce its business activity if the capital ratio should exceed 12 to 1 and may prohibit a broker-dealer from expanding business if the ratio exceeds 10 to 1. At December 31, 2004, the Company's net capital under the uniform net capital rule was approximately $1 million, which exceeded the minimum capital requirements by approximately $977,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2004, was 2.9 to 1.

BPU INVESTMENT GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL	
Stockholders' Equity	$ 1,158,101
Deductions	
Nonallowable Assets:	
Furniture and Equipment - Net	59,941
Securities - Not Readily Marketable	17,060
Other Assets	49,823
Other Deductions and/or Charges	4,000
Haircuts on Securities Owned	459
	131,283
Net Capital	$ 1,026,818
AGGREGATE INDEBTEDNESS	
Accounts Payable, Accrued Expenses, and Other Liabilities	$ 298,310
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6-2/3% of Aggregate Indebtedness or $50,000)	$ 50,000
Net Capital in Excess of Amount Required	976,818
Net Capital	$ 1,026,818
Ratio of Aggregate Indebtedness to Net Capital	2.9 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
(Included in Part II of Form x-17A-5 as of December 31, 2004)	
Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	$ 1,026,818
Net Capital, as Reported in the Audited Financial Statements	$ 1,026,818

See independent auditors' report.



Lally, Lally & Co. LLC
Certified Public Accountants & Business Advisors

5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851
Telephone 412•367•8190
Facsimile 412•366•3111
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

BPU Investment Group, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements of **BPU Investment Group, Inc.** (the Company) for the year ended December 31, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in the internal control or the practices and procedures referred to above, errors, or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 19, 2005

